UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Streek, Dan J
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   Aquila, Inc. (ILAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Former Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  11/20/02    J (1)    986.0000      D  $1.945000    5,686.3800     D  Direct
Common Stock                                  02/21/02    A        225.9637      A  $22.569000                  I  By 401k/ESOP
Common Stock                                  03/31/02    A        235.7099      A  $23.911000                  I  By 401k/ESOP
Common Stock                                  06/12/02    A        146.1532      A  $12.313000                  I  By 401k/ESOP
Common Stock                                  09/12/02    A        249.7226      A  $4.351000    7,223.6575     I  By 401k/ESOP
Common Stock                                  02/21/02    B        51.0258       A  $22.565000                  I  by trust CAP Plan

Common Stock                                  03/12/02    B        18.5474       A  $23.505000                  I  by trust CAP Plan

Common Stock                                  04/20/02    B        54.3115       A  $23.000000                  I  by trust CAP Plan

Common Stock                                  05/20/02    B        82.3874       A  $15.500000                  I  by trust CAP Plan

Common Stock                                  06/10/02    B        85.7223       A  $12.800000                  I  by trust CAP Plan

Common Stock                                  06/24/02    B        68.4318       A  $9.485000                   I  by trust CAP Plan

Common Stock                                  07/14/02    B        180.2745      A  $7.000000                   I  by trust CAP Plan

Common Stock                                  09/12/02    B        79.1847       A  $4.295000                   I  by trust CAP Plan

Common Stock                                  11/20/02    S 4      1,855.8554    D  $1.945000    0.0000         I  by trust CAP Plan


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $23.083300                                                                              02/02/09
(right to buy)
Non-Qualified Stock Option     $24.020700                                                                              11/02/08
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $34.802784      04/23/01       A         56,057.0000                                    04/23/11
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   7,500.0000                7,500.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   600.0000                  600.0000      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000.0000                5,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     04/23/01  Common Stock                   56,057.0000               56,057.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
Upon the release of restricted stock these shares were withheld to pay taxes.

SIGNATURE OF REPORTING PERSON
/S/ By: Leslie J. Parrette
    For: Dan J. Streek
DATE 02/14/03